July 2, 2014
Via Federal Express and EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Re:     Inland Real Estate Corporation
Form 10-K for fiscal year ended December 31, 2013
Filed on February 28, 2014
File No. 001-32185

Dear Mr. Woody:
I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated June 18, 2014. The headings and paragraph numbers below from the Company's 10-K for the fiscal year ended December 31, 2013 (the "10-K") correspond to the headings and page numbers referenced in your letter. In addition, for your convenience I have reproduced your comments in this letter and included the Company's responses directly below each comment.
Form 10-K for the year ended December 31, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 50
1.    We note your response to comment 6 and are unable to agree with your position related to the undue prominence that may be attached to a full Non-GAAP income statement or balance sheet. Please confirm that full Non-GAAP financial statement presentation will not be used in future filings.

Response: The Company will not present full Non-GAAP financial statements in future filings. Accordingly, we propose making the following modifications to the presentation of non-GAAP financial information in future filings (as illustrated in Exhibit A attached):

•The Company will not present Non-GAAP measures in a format that appears to be a
Non-GAAP income statement or balance sheet. Instead, to the extent the multiple
Non-GAAP measures are presented in a table, the table will be presented as a reconciliation of GAAP measures to selected Non-GAAP measures.

•The Company will alter the presentation so that it only presents selected Non-GAAP information and does not appear to be full Non-GAAP financial statements.

Mr. Kevin Woody
July 2, 2014

•To further distinguish the reconciliation from a full financial statement presentation, the Company will remove all underscores and double underscores from any and all amounts presented.

•The heading of the reconciliations will be changed to clearly convey that they are not full financial statements. Specifically, the heading will be changed to read
"Reconciliation of GAAP Reported to Selected Non-GAAP Pro Rata Consolidated
Information"

In future filings, where this revised Non-GAAP presentation is included, the Company will include the following: "The following schedules present certain Non-GAAP pro-rata consolidated information as of and for the year ended December 31, 2013. These schedules are considered Non-GAAP because they include financial information related to consolidated joint ventures with an adjustment for the portion related to noncontrolling interests and unconsolidated joint ventures accounted for under the equity method of accounting. The Company provides the pro rata amounts of all properties owned through joint ventures to better compare our overall performance and operating metrics to those of other REITs in our peer group. The Company believes this Non-GAAP information (as revised) provides useful supplementary information that is both useful to and has been requested by investors and analysts. Investors should not consider Non-GAAP information as a substitute for, or as superior to, U.S. GAAP information. Rather, Non-GAAP information may provide useful information in addition to information presented in accordance with U.S. GAAP."

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the 10-K. Kind regards.

Mr. Kevin Woody
July 2, 2014

Very truly yours,
INLAND REAL ESTATE CORPORATION

Brett A. Brown
Executive Vice President and Chief Financial Officer

cc:    Mark Zalatoris, President and Chief Executive Officer
Beth Sprecher Brooks, Esq., General Counsel
Kimberly Karas, Vice President and Controller
Michael J. Choate, Esq., Proskauer Rose LLP
Kevin M. Lippert, Esq., Proskauer Rose LLP

EXHIBIT A

Reconciliation of GAAP Reported to Selected Non-GAAP Pro Rata Consolidated Information

	At December 31, 2013
	GAAP Reported	Noncontrolling Interest	INP Retail LP (PGGM)	Development Properties	IPCC Unconsolidated properties	Non-GAAP Pro-rata Consolidated Information

Total investment properties	1,533,870	—	306,434	2,062	13,261	1,855,627
Total assets	1,529,937	(2,249)	250,224	2,460	9,928	1,790,300
Mortgages payable	497,832	—	163,631	—	9,295	670,758
Total liabilities	974,468	27	192,660	1,613	9,361	1,178,129

	For the three months ended December 31, 2013
	GAAP Reported	IN Retail Fund LLC (NYSTRS)	INP Retail LP (PGGM)	Development Properties	IPCC Unconsolidated properties	Non-GAAP Pro-rata Consolidated Information

Total revenues	52,605	—	11,405	—	211	64,221
Total expenses	58,796	—	7,768	73	131	66,768
Operating income (loss)	(6,191)	—	3,637	(73)	80	(2,547)

	For the year ended December 31, 2013
	GAAP Reported	IN Retail Fund LLC (NYSTRS)	INP Retail LP (PGGM)	Development Properties	IPCC Unconsolidated properties	Non-GAAP Pro-rata Consolidated Information

Total revenues	183,374	9,509	41,607	37	2,313	236,840
Total expenses	162,717	6,568	29,906	975	1,305	201,471
Operating income (loss)	20,657	2,941	11,701	(938)	1,008	35,369